January 10, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Sasha Parikh

Re:                             Omeros Corporation

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-34475

Dear Ms. Parikh:

On behalf of Omeros Corporation (the “Company”), I am responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in the Staff’s letter dated December 30, 2019 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. The Company’s response to the comment is set forth below following the text of the Staff’s comment, which has been reproduced below for reference.

Form 10-K for the Period Ended December 31, 2018

Notes to Consolidated Financial Statements

Note 2-Significant Accounting Policies

Major Customers, page 65

1.              Please provide us proposed disclosure to be provided in future filings that names your major customers in accordance with Item 101(c)(1)(vii) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the requested disclosure regarding the Company’s major distributors appeared on page 11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018. The Company intends to provide comparable disclosure, to the extent applicable, in its future filings.

U.S. Securities and Exchange Commission.
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Please feel free to contact me at (206) 676-5000 if you have any questions or need any further information.

/s/ Michael A. Jacobsen
Michael A. Jacobsen
Vice President, Finance, Chief Accounting Officer and Treasurer

cc:                                Christine Torney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Peter Cancelmo

Omeros Corporation

Matthew C. Franker

Covington & Burling LLP